

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2011

By U.S. Mail and Facsimile to (212) 640-1285

Daniel T. Henry
Executive Vice President and Chief Financial Officer
American Express Company
200 Vesey Street, World Financial Center
New York, NY 10285

> **Re:** **American Express Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **File No. 001-07657**

Dear Mr. Henry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the year ended December 31, 2010

General

1. We note that on your website customers can reserve accommodation in hotels located in several cities in Syria. We further note that American Express Middle East lists on its website as one of its offices in the Middle East, the Abou Shaar Group, located in Damascus, Syria. In addition, we are aware that American Express Travel Related

Services Company, Inc. is identified on the OFAC website as an authorized provider of travel services to Cuba. As you know, Syria and Cuba are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding any contacts with the referenced countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Cuba, whether through subsidiaries, joint ventures, or other direct or indirect arrangements, since your letter to us dated July 21, 2006. Your response should describe any goods or services that you have provided into Syria and Cuba, directly or indirectly, and discuss whether you have agents, contractors, or employees in the referenced countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of your business activities in, and other contacts with, Syria and Cuba described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria or Cuba.

Guide 3 - Statistical Disclosure by Bank Holding Companies

Summary of Loan Loss Experience – Analysis of the Allowance for Loan Losses, page 67

3. You state in your disclosure that you present your write-off ratios excluding interest and fees to be consistent with industry convention. We also note from your disclosure on page 82 of Exhibit 13 that you record uncollectible interest and fees through your provision for losses, which may not be consistent with industry convention. Tell us how you determined that presenting uncollectible interest and fees as part of the provision for losses as opposed to reversing those amounts out of interest and fees on loans is consistent with your presentation of write-off ratios. To the extent you continue to believe this presentation of uncollectible interest and fees is appropriate, and in light of the divergence in practice and for transparency purposes, please revise your future filings to include an additional ratio that presents your net write-off rate inclusive of uncollectible interest and fees. Further, please include an accompanying narrative

disclosure that describes the correlation between each of your write-off rates and your income statement presentation.

Exhibit 13

Consolidated Results of Operations, page 31

4. We note your presentation of "return on average tangible common equity" here and your presentation of "Tier 1 Common risk-based" and "Tangible Common Equity to risk-weighted assets" on page 40, as well as your presentations of these measures in various other locations within your Form 10-K and Form 10-Q filings. These measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not disclosures required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial measures in the future, please address each of the following:
   - To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratio as a non-GAAP measure and complying with all of the disclosure requirements;
   - To the extent that you plan to disclose these measures in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.;
   - To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in your Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure;
   - Since tangible common equity is considered an internally derived non-GAAP measure and the measure is not codified by your banking regulators, please revise to specifically disclose the fact that other entities may calculate this non-GAAP measure different from your disclosed calculations; and
   - To the extent you include a presentation of risk weighted assets in future filings, please generally disclose how risk-weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.

Financial Statements

Note 4. Accounts Receivable and Loans

Cardmember and Other Receivables, page 78

5. We note that your gross cardmember receivables balance increased approximately 10.4% between 2009 and 2010. We also note your disclosure throughout your filing that there was an increase in average cardmember receivables between the two years. Please tell us the reason(s) for the increase in this balance between 2009 and 2010. Further, please revise future filings to more thoroughly discuss the reason(s) for fluctuations in your cardmember receivables balance from period to period.

Cardmember and Other Loans, page 79

6. Please revise future filings to disclose your policy for recording payments received on non-accrual loans. Refer to ASC 310-10-50-6(b).

7. Please revise future filings to disclosure your policy for resuming the accrual of interest on nonaccrual loans. Refer to ASC 310-10-50-6(c).

8. We note that your provision for losses related to cardmember loans has been decreasing from period to period, while your net charge-offs for cardmember loans has remained relatively flat from period to period. We also note that you began consolidating loans held by the Lending Trust effective January 1, 2010. Please revise your future filings to discuss whether these loans required additional reserves and/or charge-offs upon consolidation. Please disclose how the credit quality of these loans may have otherwise affected your credit quality ratios and measures.

Impaired Loans and Receivables, page 80

9. We note that as of December 31, 2010 you had $1.2 billion of on-balance sheet credit card loans outstanding which have been modified and are considered to be troubled debt restructurings (TDRs). Please tell us whether any of your credit card loan agreements have provisions where the interest rate on the credit card loan is automatically increased due to non-payment, late-payment, or similar events. If so, please tell us, and disclose in future filings, how you determined the effective interest rate of the loan existing at the origination or acquisition of the loan at the time of the TDR for purposes of measuring the amount of the impairment. For example, tell us whether for purposes of this calculation you assumed the interest rate existing at origination was the original rate, prior to being increased for any events of default/late payment, or the rate immediately in effect prior to the modification.

10. Please revise future filings to disclose the information required by ASC 310-10-50-15(a)(3)(i) and (ii) as of each balance sheet date presented.

11. Tell us whether you measure impairment based on the present value of expected future cash flows such that you report the entire change in present value as bad-debt expense in your Provision for losses line item. Alternatively, tell us whether you report the change in present value attributable to the passage of time as interest income. Refer to ASC 310-10-45-5. Please revise future filings to disclose the amount of interest income that represents the change in present value attributable to the passage of time on impaired loans, or disclose that you recognize this amount as bad-debt expense in your Provision for losses line item. Refer to ASC 310-10-50-19.

Note 5. Reserves for Losses, page 81

12. We note your disclosure here regarding your policy for writing off uncollectible cardmember *receivables*. However, we were unable to locate disclosure of this information related to cardmember *loans*. Please revise future filings to describe your policy for writing off uncollectible loans. Refer to ASC 310-10-50-11B(b) for guidance.

Note 22. Significant Credit Concentrations, page 110

13. We understand based on various disclosure throughout your filing that you have exposure to municipalities through direct investments in municipal debt securities. However, we also understand that you may have involvement with municipalities through the offering of deposit services, direct loans including charge cards and credit cards, and other traditional banking products. Please provide us with an analysis that summarizes and quantifies your various exposures (both direct and indirect) to state and local municipalities. Please also consider providing this type of disclosure in your future filings in order to more clearly identify and summarize any risk concentration in this industry.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Daniel T. Henry
American Express Company
June 6, 2011
Page 6

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant at (202) 551-3572 or me at (202) 551-3494 with any other questions.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief